UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

WORLD FUNDS TRUST

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Richmond, Commonwealth of Virginia on the 29th day of August 2019.

WORLD FUNDS TRUST

With Respect to the

Clifford Capital Focused Small Cap Value Fund

Signature Page to Follow

Signatures

By:

/s/ David A. Bogaert

David A. Bogaert
President

Attest:	/s/ Karen M. Shupe

Print Name: Karen M. Shupe

Title: Treasurer and Principal Executive Officer